June 19, 2015	QTRRF: OTCQX International
QTA: TSX VENTURE
NR-4-15

QUATERRA EXTENDS SHARE PURCHASE WARRANTS

VANCOUVER, B.C. – Quaterra Resources Inc. (“Quaterra”, the “Company”) proposes to extend the expiry date of 29,810,000 share purchase warrants with an exercise price per share of US$0.15 from September 13, 2016, to September 13, 2018. The warrants were originally issued pursuant to a private placement transaction that completed in September 2013.

“The extension of the expiry date provides additional time to warrant holders who supported our company through a private placement during recent turbulent financial markets,” said Quaterra President and CEO Steven Dischler. “Funds from this transaction helped afford the Company the opportunity to sell non-core assets and concentrate on development of our principal property at Yerington, Nevada.”

The extension of the warrant expiry date is subject to TSX Venture Exchange acceptance.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Some statements contained in this news release are forward-looking statements under Canadian securities laws and as defined under the in the U.S. Private Securities Litigation Reform Act of 1995. Where used in this news release, these statements generally describe the Company's future plans, objectives or goals including plans respecting services of personnel. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only to plans as of the date thereof. If the extension of the expiry date of the warrants receives stock exchange approved, there is no guarantee that the warrants will be exercised prior to the extended expiry date. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.